UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

AIFU Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on February 24, 2025, AIFU Inc. (“AIFU” or the “Company”) was notified by the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the closing bid price per share for Company’s American depositary shares (the “ADSs”) was below US$1.00 for a period of 30 consecutive business days and that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

Pursuant to the Nasdaq Listing Rules, the Company had been provided with a compliance period of 180 calendar days, or until August 25, 2025, to regain compliance with the Minimum Bid Price Requirement.

The Company terminated its American Depository Receipt program on May 20, 2025 and completed the direct listing of its consolidated Class A ordinary shares for trading on Nasdaq in substitution of its ADS on May 21, 2025.

On June 5, 2025, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from May 21, 2025 to June 4, 2025, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) and the matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: June 6, 2025

2